BINDING CONFIRMATION OF INTENT

From 2435386 Ontario Inc., 2435572 Ontario Inc. and Mountain Province Diamonds Inc.

To De Beers Inc. in its capacity as Participant and Operator

(together, the **Parties**)

2 December, 2014

Dear Sirs,

1 Background

1.1 Mountain Province Diamonds Inc. (**MPV**), Camphor Ventures Inc. (**Camphor**) and De Beers Inc. (**De Beers**) entered into an amended and restated joint venture agreement dated on or about 3 July 2009 in relation to the development and operation of the Gahcho Kué diamond mine (the **Mine**) (the **JVA**). Following a letter dated 3 October 2014 and counter-signed by De Beers on or about 10 October 2014 (the **Assignment Letter**), MPV (i) notified De Beers that it had amalgamated with Camphor; and (ii) assigned its interest in the JVA to 2435386 Ontario Inc. (**Ontario**), a wholly owned subsidiary of 2435572 Ontario Inc. which is a wholly owned subsidiary of MPV. The JVA in its current form is as between De Beers and Ontario.

1.2 The purpose of this letter is to confirm the Parties' intentions in respect of certain provisions of the JVA, and in consideration of the Parties' ongoing relationship under the JVA the Parties intend to be bound by this letter.

1.3 If there is any conflict between the provisions of (i) the JVA and /or the Assignment Letter; and (ii) this letter, the provisions of this letter shall prevail.

1.4 Words and expressions defined in the JVA shall, unless the context otherwise requires, have the same meanings where used in this letter.

1.5 Any section, article, clause, schedule or paragraph references in this letter shall be to sections, articles, clauses, schedules or paragraphs in the JVA, unless specified otherwise.

1.6 This letter may be executed in counterparts.

1.7 This letter shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8 The provisions of paragraphs 2 to 9 (inclusive) of this letter will become effective immediately and without any further action by any Party on the date on which:

(a) the holder of the Security Interest over Ontario's Participating Interest provides a written acknowledgement (in the form of paragraphs 1, 3, and 4 of the Form of Acknowledgement attached hereto as Schedule A) to the other Participant(s) that it agrees to the rights of the other Participant(s) under the JVA (as supplemented by this letter); and

(b) the holder of the Security Interest over Ontario's common shares provides a written acknowledgement (in the form of paragraph 2 of the Form of Acknowledgement attached hereto as Schedule A) to the other Participant(s) that it agrees to the rights of the other Participant(s) under paragraph 6.6 of this letter.

1.9 This letter shall cease to be of force and effect on the earlier to occur of:

(a) the date on which the Security Interest over Ontario's Participating Interest is amended such that the other Participant(s) no longer have the rights under the JVA (as supplemented by this letter) which were agreed to in the written acknowledgement referred to in 1.8(a) above; and

(b) the date on which all amounts owing and obligations under the financing arrangements (or any replacement financing arrangements where any new holder of a Security Interest over Ontario's Participating Interests and/or its common shares and/or the common shares in any direct or indirect shareholders of Ontario (other than in MPV or in its direct or indirect shareholders) has provided the written acknowledgements referred to in 1.8 above) in respect of which Ontario has granted a Security Interest over its Participating Interest, have been repaid and discharged in full.

2 Special Business and Unanimous Approval

Background

2.1 The business and affairs of the Joint Venture are under the management, direction and control of the Management Committee in accordance with Section 4.1 and the provisions of the JVA.

2.2 Pursuant to Section 4.1, decisions and actions by the Management Committee are made either (i) by majority vote (with each Participant's representative(s) having a total number of votes in proportion to that Participant's Participating Interest); or (ii) by the Unanimous Approval of the Participants in respect of Special Business (as defined); or (iii) by the unanimous agreement of the Participants in certain instances specified in the JVA.

Confirmation of intent

2.3 With regard to the definitions of 'Special Business' and 'Unanimous Approval', the Parties confirm that any Special Business decision is subject to the Unanimous Approval of all those Participants who hold, from time to time, Participating Interests of at least 40%.

2.4 The Parties confirm that for the purpose of calculating whether a Participant holds a Participating Interest of at least 40% in relation to the definitions of 'Special Business' and 'Unanimous Approval', the Participating Interests of that Participant and all its Affiliates shall be combined and counted together as a single Participant.

3 Plan and Budget

Background

3.1 Plans and Budgets shall be prepared by the Operator in relation to Exploration Work, Development Work and Production, which shall include, amongst other things, (i) a Development Work budget; and (ii) a Production budget, each in respect of the Mine.

3.2 Pursuant to Section 6.1, updated Plans and Budgets shall be prepared by the Operator on an annual basis, and submitted to the Management Committee for review and approval. Each Plan and Budget shall:

(a) include a rolling five-year budget relating to Development Work and/or Production, as applicable;

(b) reflect costs on a line-item basis; and

(c) include a single line item for contingencies.

3.3 Special Business includes, as matters to be decided or actioned on Unanimous Approval by the Management Committee:

(a) '*a Plan and Budget*'; and

(b) '*capital expenditures not already included in the approved Plan and Budget <u>any one of which</u> requires Joint Venture Expenses in excess of 10% of the amount approved in the approved Plan and Budget*' (our emphasis).

3.4 Pursuant to Section 4.1(f), if a proposal relating to a Plan and Budget is defeated at the Management Committee, each Participant has a right, which may be exercised only once during the term of the JVA, to elect to increase the costs in the Approved Plan and Budget (defined below) which have not yet been incurred or paid, by an amount of up to 10% (such amount to be approved

by a majority vote of the Management Committee) for the following Operating Year only (the **One Time Election**).

Confirmation of intent

3.5 The Parties confirm that the reference to 'Plan and Budget' in the definition of Special Business (and consequently throughout the JVA) means that:

(a) all Plans and Budgets, and any and all updates and amendments to any Plan and Budget, will be subject to Unanimous Approval by the Management Committee;

(b) no expenditure may be incurred by the Operator other than in accordance with the then current approved Plan and Budget (the **Approved Plan and Budget**); and

(c) where any use of the contingency amount provided for in the Approved Plan and Budget (the **Contingency Balance**) is required such expenditure from the Contingency Balance will be subject to Unanimous Approval by the Management Committee, provided that if the Operator has notified the Participants of the proposed expenditure from the Contingency Balance and has not received an objection from any Participant within five (5) Business Days of such notification, such expenditure from the Contingency Balance shall be deemed to be approved by the Participants.

3.6 The Parties confirm that if a proposal relating to a Plan and Budget is defeated at the Management Committee, no update or amendment shall be made to the Approved Plan and Budget other than pursuant to the One Time Election of each Participant.

4 Operator

Background

4.1 Pursuant to Section 6.1, the Operator is appointed to carry out all activities in connection with Exploration Work, Development Work and Production subject always to the control of the Management Committee and in accordance with the JVA.

4.2 Pursuant to Schedule A, Article 1, Paragraph 1.3, the Operator shall make a Cash Call for a calendar quarter's operations, and may from time to time make a request for special advances for large sums of money which were unforeseen at the time of providing the quarterly Cash Call.

Confirmation of intent

4.3 The Parties confirm that the Operator is required to operate the Project in accordance with the Approved Plan and Budget.

4.4 The Parties confirm that the Operator may only make Cash Calls and requests for special advances in accordance with Schedule A, Article 1, Paragraph 1.3(b) to the extent such amounts have been approved in the Approved Plan and Budget or as otherwise approved by the Participants in relation to the use of the Contingency Balance in accordance with paragraph 3.5(c) of this letter. For the avoidance of doubt, the Operator shall not be prohibited from making requests for special advances for unforeseen expenditures if the timing of such expenditure is different from the timing contemplated in the Approved Plan and Budget, provided that the amount of the expenditure has been approved in the Approved Plan and Budget or by the Participants in relation to the use of the Contingency Balance in accordance with paragraph 3.5(c) of this letter.

5 Appointment of the Operator

Background

5.1 Pursuant to Section 5.4, any decision to remove the Operator in the circumstances described in Section 5.4, and the subsequent selection of a successor Operator, shall require a majority vote of the Management Committee.

5.2 Special Business includes, as matters to be decided or actioned on Unanimous Approval by the Management Committee, the '*appointment of a new Operator*'.

Confirmation of Intent

5.3 The Parties confirm that notwithstanding Section 5.4, the appointment and removal of an Operator is a Special Business matter which requires Unanimous Approval of the Management Committee.

6 Transfers to Affiliates and permitted Security Interests

Background

6.1 Pursuant to Section 13.1, if a Participant wishes to transfer all or part of its Participating Interest, each other Participant shall have a first right to match the price and other terms and conditions of any bona fide written offer from a third party to purchase such Participating Interest (the **Right to Match**). Section 13.1(g) dis-applies the Right to Match in respect of any conveyance of the Participant Interest which results from the application of the remedial provisions of any permitted Security Interest.

6.2 Prior to the transfer of its Participating Interest to Ontario, MPV was permitted pursuant to Section 13.2 to transfer its Participating Interest to an Affiliate (the **Transferee**) provided that (i) as long as the Transferee held the Participant Interest, it would remain an Affiliate of MPV; and (ii) prior to the Transferee ceasing to be an Affiliate of MPV, the Transferee would transfer its Participating Interest back to MPV.

6.3 Accordingly, MPV transferred its Participating Interests to Ontario, as notified to and acknowledged by De Beers in the Assignment Letter.

6.4 Pursuant to Section 3.4, Ontario is permitted to grant a Security Interest over its Participating Interests to a third party lender subject to and in accordance with the provision of the JVA. Further, Ontario's direct and indirect shareholders (including MPV) are not restricted from granting a Security Interest over their shareholding in Ontario to third party lenders. In the event of an enforcement of a permitted Security Interest by a third party lender, the Participant, or Ontario, as the case may be, will cease to be an Affiliate of MPV.

Confirmation of intent

6.5 The Parties confirm that following a permitted transfer of Participating Interests to an Affiliate under Section 13.2, there is no requirement (under the JVA or the Assignment Letter) for such transferee to transfer the Participating Interest back to the original Participant in the event that such transferee ceases or will cease to be an Affiliate of the original Participant by virtue of an enforcement of a permitted Security Interest or any action taken in relation to the financing arrangements related to such permitted Security Interest, provided that each Participant shall have the rights under Section 13.1 (as set out in paragraph 6.6 of this letter).

6.6 The Parties confirm that, notwithstanding Section 13.1(g), where any action is taken under a Security Interest to transfer a Participant's Participating Interest, or any shares in such Participant or in any direct or indirect shareholder of such Participant (in each case other than shares in MPV or De Beers or shares in each of their respective direct or indirect shareholders), to a third party (other than a lender or a lender's agent or trustee), each other Participant shall have the right under and in accordance with Section 13.1 to match the price and terms of any Third Party Offer to purchase such Participating Interest or shares.

7 Rights to 'make good' and Events of Default

Background

7.1 Pursuant to Section 3.4(b), if any Participant grants a permitted Security Interest, in the event of a default by the encumbering Participant the other Participants shall have the right on payment of all

of the Indebtedness relating to the Security Interest, to take over the claim under the Security Interest as against the defaulting Participant with all resulting rights and remedies of the creditor (the **Right to Make Good**).

7.2 For the avoidance of doubt, no provision of this letter amends any Participant's rights to exercise its remedies under Section 12.6 of the JVA.

Confirmation of Intent

7.3 The Parties confirm that the Right to Make Good may be recorded in the agreement constituting the permitted Security Interest in the following terms:

(a) the third party lenders (or their agent) (the **Lenders**) shall notify the other Participants (the **Other Participants**) if they intend (following the occurrence of an event of default under the financing arrangements with the Lenders) to accelerate the secured indebtedness (which includes but is not limited to unpaid principal, interest, fees, costs, expenses and hedging liabilities) in respect of which the Participant has granted the Security Interest and shall provide an estimate of the amount of such indebtedness and the maximum amount by which such estimate will increase (the **Secured Indebtedness**);

(b) within fifteen (15) Business Days each of the Other Participants should notify the Lenders whether or not it intends to exercise its rights to repay all the Secured Indebtedness;

(c) such notice shall be irrevocable (unless the final amount of the Secured Indebtedness exceeds the maximum amount originally notified by the Lenders to the Other Participants under paragraph 7.3(a) of this letter). The Lenders may, on receipt of such notice, take all steps necessary to determine the outstanding Secured Indebtedness owed to them, and shall then notify each Other Participant who intends to repay such Secured Indebtedness of such amount, which shall not be higher than the maximum amount originally notified by the Lenders to the Other Participants under paragraph 7.3(a) of this letter;

(d) within ten (10) Business Days of receipt of confirmation of the amount of outstanding Secured Indebtedness owed to the Lenders, the relevant Other Participant(s) shall pay such amount to the Lenders and the Lenders will execute all relevant documentation to ensure that the Other Participant(s) obtain all rights to the Security Interest granted to the Lenders on and from final settlement of all the Secured Indebtedness to the Lenders, provided that where more than one Other Participant agrees to exercise its rights to repay all the Secured Indebtedness, such Other Participants shall be jointly and severally liable to the Lenders to repay all the Secured Indebtedness; and

(e) if within the fifteen (15) Business Day period referred to above any Other Participant does not notify the Lenders whether or not it intends, or notifies the Lenders that it does not intend, to exercise its rights to repay all the Secured Indebtedness, then such Other Participant shall be deemed to have waived its Right to Make Good.

8 Access rights

Background

8.1 Pursuant to Section 6.1 the Operator is responsible for facilitating rights of access to the Joint Venture Property.

Confirmation of intent

8.2 The Parties confirm that the Operator will, in fulfilling the obligations as set out in Section 6.1(j), allow the current lenders (and their advisers) of any Participant (at that Participant's cost) access to the Project, on reasonable notice to the Operator and otherwise in accordance with the provisions of the JVA:

(i) quarterly whilst Development Work is being carried out;

(ii) once annually once Production has commenced; and

(iii) if an event of default has occurred under the financing arrangements between such Participant and its lenders.

9 Presentation of Fancies and Special Stones

Background

9.1 Pursuant to Section 10.2(b)(vi) Fancies and Special Stones are presented to representatives of the Participants on a sight-by-sight basis in order for the Participants to make sealed bids for such Fancies and Special Stones.

Confirmation of intent

9.2 The Parties confirm that the Participants may appoint as their representatives for the purpose of Section 10.2(b)(vi) any diamond valuer, any specialist consultant or adviser in relation to diamond sales or valuations, any broker or potential purchaser of such Fancies and Special Stones as may be required to enable such Participant to make a sealed bid for the Fancies and Special Stones.

Yours faithfully

2435386 ONTARIO INC.

By: *"Patrick Evans"*

2435572 ONTARIO INC.

By: *"Patrick Evans"*

MOUNTAIN PROVINCE DIAMONDS INC.

By: *"Patrick Evans"*

We acknowledge and confirm our agreement with the terms of this letter.

DE BEERS CANADA INC. as Participant

By: *"Steven J. Thomas"*

DE BEERS CANADA INC. as Operator

By: *"Steven J. Thomas"*

SCHEDULE A – FORM OF ACKNOWLEDGEMENT

1 The Security Trustee hereby confirms that:

(a) the agreement pursuant to which the Security Interest over 2435386 Ontario Inc.'s Participating Interest has been granted to it contains or will on execution contain the required provisions described in Section 3.4(b) and Section 3.4(d) of the Joint Venture Agreement (the **JVA**) as supplemented by the confirmation of intent letter dated [•], 2014 (the **Intent Letter**);

(b) the Security Interest over 2435386 Ontario Inc.'s Participating Interest granted to it is subject to the requirements of Section 3.4, Article 7, Section 10.2(c), Section 11.1(b) and Article 12 of the JVA and paragraphs 6 and 7 of the Intent Letter and subordinate to any Security Interests given or that may be given, as the case may be, pursuant to Section 3.4(c), Section 10.2(c), Article 7 or Article 12 of the JVA, provided that pursuant to Sections 12.5(c)(iii) and 12.7(c) of the JVA, the Security Interest granted by 2435386 Ontario Inc. to De Beers under Section 12.5 of the JVA and the rights of De Beers as Participant (except in relation to De Beers' rights as Participant under Article 7 and Sections 10.2(b) and (c) and encumbrances in respect of the delivery of diamonds to De Beers for a default in the obligations to pay the MPV Expenses under Section 10.2(c) of the JVA) shall be subordinate to any Security Interest granted by 2435386 Ontario Inc. to the Security Trustee; and

(c) the Security Interest over 2435386 Ontario Inc.'s Participating Interest held by it is subject to the rights of De Beers (in its capacity as Participant) under the JVA and the Intent Letter

2 Notwithstanding Section 13.1(g) of the JVA, where any action is taken under a Security Interest to transfer a Participant's Participating Interest, or any shares in the Participant or in any direct or indirect shareholder of the Participant (other than in each case shares in Mountain Province Diamonds Inc. (**MPV**) or shares in its direct or indirect shareholders), to a third party (other than a lender or a lender's agent or trustee, provided such lender's agent or trustee (other than the Security Trustee signing this acknowledgement) agrees to be bound by the terms of this acknowledgement in favour of De Beers), De Beers (in its capacity as Participant) shall have the right under and in accordance with Section 13.1 of the JVA (and for these purposes not giving effect to any limitation on the exercise of such right under Section 13.1(g) of the JVA) to match the price and terms of any Third Party Offer to purchase such Participating Interest or shares.

3 The Security Trustee hereby agrees to the rights of De Beers (in its capacity as Participant) under the JVA and the Intent Letter and the Security Trustee shall hold and deal with the Security Interest over 2435386 Ontario Inc's Participating Interest subject to the rights of De Beers (in its capacity as Participant) under the JVA and the Intent Letter, and the Security Trustee shall have no more rights

under the Security Interest over 2435386 Ontario Inc.'s Participating Interest than 2435386 Ontario Inc. has as a Participant and party to the JVA and the Intent Letter. For the avoidance of doubt, to the extent the Security Trustee exercises its rights under the Security Interest over 2435386 Ontario Inc's Participating Interest by transferring 2435386 Ontario Inc's Participating Interest to itself, it shall hold and deal with such Participating Interest as fully as if it were a Participant and a party to the JVA and the Intent Letter.

4 The Security Trustee confirms it has been provided with a copy of the JVA and the Intent Letter and that 2435386 Ontario Inc. has notified it of De Beers' rights as a Participant under the JVA and the Intent Letter and the Security Trustee acknowledges that De Beers (in its capacity as Participant) may exercise the remedies available to it under Article 12 of the JVA and Section 3.4(b) of the JVA (as supplemented by Section 7 of the Intent Letter) against 2435386 Ontario Inc. and may claim against MPV pursuant to the third to last paragraph of Section 13.2 of the JVA and paragraph 1.3 of the letter of assignment from MPV and 2435386 Ontario Inc. to De Beers dated October 3, 2014.